EXHIBIT 38
CERTIFICATION
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
     I, C. Kevin McArthur, certify that:
     1.     I have reviewed this amended annual report on Form 40-F of Goldcorp Inc.; and
     2.     Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.
Date: May 10, 2007

/s/ C. Kevin McArthur
C. Kevin McArthur
President and Chief Executive Officer

CERTIFICATION
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
     I, Lindsay Hall, certify that:
     1.     I have reviewed this amended annual report on Form 40-F of Goldcorp Inc.; and
     2.     Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
Date: May 10, 2007

/s/ Lindsay Hall
Lindsay Hall
Executive Vice President and Chief Financial Officer